20014159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
AUG 3 1 2020
Washington DC
413

SEC FILE NUMBER
8-10048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/1/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Doft & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 59th Street – 12th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Hamaoui — 212-421-5558 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper, LLP
(Name – *if individual, state last, first, middle name*)

733 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Alan Doft**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Doft & Co., Inc.**, as of **June 30**, 20**20**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JONATHAN DOFT
Notary Public, State of New York
No. 02DO6050891
Qualified in New York County
Commission Expires 10/23/21

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOFT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2020

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Doft & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Doft & Co., Inc. (the "Company") as of June 30, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 1991.

EISNERAMPER LLP
New York, New York
August 26, 2020

DOFT & CO., INC.

Statement of Financial Condition
June 30, 2020

ASSETS	
Securities owned, at fair value	$ 44,140,154
Investment in investment company, at fair value	267,703
Cash and cash equivalents	23,417
Right of use asset	511,466
Due from clearing broker	120,159
Prepaid taxes	6,337
Other assets	173,789
	$ 45,243,025
LIABILITIES	
Accrued expenses and accounts payable	$ 424,991
Lease liability	544,037
Current taxes payable	5,084
Deferred tax liability	3,001,737
Total liabilities	3,975,849
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Preferred stock, $1,000 par value; authorized, 1,000 shares; outstanding, 202 shares	202,000
Common stock, no par value; authorized, 1,000 shares; outstanding, 150 shares at stated value	141,170
Retained earnings	40,924,006
Total stockholder's equity	41,267,176
	$ 45,243,025

See notes to statement of financial condition

Note A - Summary of Significant Accounting Policies

Doft & Co., Inc. (the "Company") is registered as a broker-dealer and clears all of its customer transactions through a correspondent broker on a fully disclosed basis.

[1] Security transactions, commissions and related expenses are recorded on a trade-date basis.

[2] The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets and liabilities.

Marketable securities owned, which are readily marketable, are valued at fair value on the last business day of the year at the last available reported national exchange price.

The Company's investments in investment companies represent interests in private investment companies that do not trade in an active market and represent investments that may require a lock up or future capital contributions based on existing commitments. Management has elected to value the investment companies using the net asset value ("NAV") of each investment company as reported by the investment company without adjustment, unless it is probable that the investment will be sold at a value significantly different than the reported NAV. If the reported NAV of an investment company is not calculated in a manner consistent with the measurement accounting principles for investment companies generally accepted in the United States, then the Management adjusts the reported NAV to reflect the impact of those measurement principles.

[3] The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents, except for demand note accounts, which are considered securities owned, at fair value.

[4] Furniture, fixtures and leasehold improvements are recorded at cost. Depreciation of furniture and fixtures is provided on the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of their useful lives or the term of the lease.

[5] Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of investments and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

Note A - Summary of Significant Accounting Policies (Continued)

[6] The revenue recognition under ASC Topic 606, Revenue with Contracts with Customers, guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns commissions by executing client transactions in stocks and other financial products. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date which is generally two business days after trade date for equities securities.

[7] Income taxes are accounted for under the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carrybacks. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of June 30, 2020.

[8] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2020

Note B – Fair Value of Financial Instruments and Financial Assets and Liabilities

The following table presents the Company's assets by level within the fair value hierarchy at June 30, 2020:

	Fair Value		Fair Value Hierarchy
Securities owned:			
Common stocks:			
Consumer, non-cyclical	$ 56,599		Level 1
Financial	2,076,400		Level 1
Pharmaceutical	15,615,166		Level 1
Total common stock	17,748,105	(1)	
Demand note accounts	26,392,049		Level 2
	$ 44,140,154		

(1) One security, Illumina, Inc., represents approximately 84% of fair value of securities owned.

Notes to Statement of Financial Condition
June 30, 2020

Note B – Fair Value of Financial Instruments and Financial Assets and Liabilities (Continued)

The following table presents the carrying values and estimated fair values at June 30, 2020, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

	Carrying Value	Level 1	Level 2	Level 3	Total
Assets:					
Cash and cash equivalents	$ 23,417	$ 23,417	$ -	$ -	$ 23,417
Due from Clearing Broker	120,159	-	120,159	-	120,159
Other assets - deposit	122,218	-	122,218	-	122,218
Total Assets	$ 265,794	$ 23,417	$ 242,377	$-	$ 265,794
Liabilities:					
Accrued expenses and accounts payable	$ 424,991	$ -	$ 424,991	$ -	$ 424,991
Total Liabilities	$ 424,991	$ -	$ 424,991	$ -	$ 424,991

Note C - Stockholder's Equity

The Company's preferred stock has preference in liquidation in the amount of $1,000 a share and may be redeemable at the option of the Company at any time, subject to the approval of regulatory authorities, at $1,000 a share. Common stock and preferred stock have the same dividend rights, and dividends are paid only if and when declared by the Board of Directors.

Note D - Income Taxes

At June 30, 2020 the company had available approximately $453,000 of NOL carryforwards for federal tax purposes that can be carried forward indefinitely. The company also had state and city net operating losses of approximately $123,000, which will expire through 2040 if not utilized prior to that date.

The legislation commonly known as the Tax Cuts and Jobs Act ("Tax Act") was enacted on December 22, 2017. The Tax Act reduced the U.S. corporate rate from 35% to 21% beginning in 2018.

Note E - Commitments and Contingencies

[1] Lease:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The Company adopted the provisions of this guidance on July 1, 2019 using the modified retrospective approach and the option presented under ASU 2018-11 to transition only active leases.

The Company elected to utilize the transition package of practical expedients permitted within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off the Company's statement of financial condition which resulted in recognizing those lease payments in the statement of operations on a straight-line basis over the lease term. The Company did not elect the hindsight practical expedient when determining lease terms.

Adoption of the new standard resulted in the recording of right-of-use assets and corresponding lease liabilities of approximately $618,000 and $618,000, respectively for the lease at July 1, 2019 and the subsequent extension. The adoption of the new standard did not materially impact the Company's statement of operations or statement of cash flows. The Company's current lease arrangements expire through 2023. The Company used it's incremental borrowing rate of 5% to calculate the lease liability.

Amounts reported in the statement of financial condition as of June 30, 2020 are as follows:

Operating lease Right of Use asset	$511,466
Operating lease liability	$544,037

The Company leases office space pursuant to an operating lease agreement. The lease, which commenced on November 1, 2007, was amended in September 2014 to provide for an additional term of 5 years and 3 months, ending on November 30, 2019. The amended lease provided for free rent for the first three months. The lease was further amended, starting December 1, 2019 for an additional term of 3 years and 2 months, ending January 31, 2023. The amended lease provided for free rent for the first 2 months. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability less the unamortized balance of the lease incentives receives, and any impairment recognized. The future minimum lease payments are as follows:

Year ending June 30,

2021	$ 221,275
2022	224,922
2023	132,721
Total lease payments	$ 578,918
Less: imputed interest	(34,881)
	$ 544,037

As of June 30, 2020, the Company provided an interest bearing security deposit in the amount of approximately $19,000 pursuant to the terms of the lease.

[2] Investment company:

In December 2009, the Company purchased an investment company interest from a related party for $208,171. Subsequent to the initial purchase, the Company contributed an additional $1,353,095 into the investment company and received distributions totaling approximately $936,528. The purpose of the investment company is to provide long-term capital appreciation through the acquisition of equity, debt, equity-related and debt-related interests, predominately in unquoted companies in Western Europe, and by making other selective equity and equity-related investments and debt and debt-related investments. The Company is restricted from withdrawal or transfer until termination of the investment company or at the discretion of the underlying general partner. The Company has an outstanding commitment to the investment company in the amount of $13,397.

[3] Financial instruments with off-balance-sheet risk and concentration of credit risk:

As a non-clearing broker, the Company has its securities and customers' transactions cleared through another broker-dealer pursuant to a clearing agreement. The Company's securities positions are held with the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

The net asset value of an investment company does not take into account the effect of factors such as an investment company's lock-up and withdrawal policies, management, incentive and other fee structures, liquidity and current fair value of side-pocket investments, unfunded obligations and capital commitments. An investment company's funding may be subject to various conditions and/or approval rights. Under certain circumstances, withdrawals from an investment company may be limited or suspended (in whole or in part) as deemed necessary by the company's investment managers. Substantial requests for withdrawals from an investment company could cause the investment company to liquidate positions sooner than would otherwise be desirable, which could adversely affect the performance of the investment company. In addition, regardless of the period of time in which withdrawals occur, the resulting reduction in an investment company's net assets could make it more difficult for an investment company to diversify its holdings and achieve its investment objectives.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities' lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

[3] Financial instruments with off-balance-sheet risk and concentration of credit risk (Continued):

The extent of the impact of the coronavirus ("Covid-19") outbreak on the financial performance of the Company operations will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions on the financial markets. If the overall economy is impacted for an extended period, the Company's financial performance may be adversely affected.

Note F - Related Party Transactions

During the year ended June 30, 2020, the Company acted as an introducing broker for various related parties. Additionally, during the year ended June 30, 2020, the Company paid director fees to individuals related to the principal shareholder.

Note G - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2020, the Company had a ratio of aggregate indebtedness to net capital of .05 to 1, and its net capital was $9,570,972, compared to the minimum requirement of $100,000.

Note H - Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers.